UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A common shares, par value US$0.01 per share,

including in the form of American Depositary Shares

(each representing 1/2 of a Class A common share)

(Title of Class of Securities)

45174L108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 45174L108	Page 2 of 8 Pages

1.	Names of reporting persons Ora Investment Pte. Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) (None)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,333,366*
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,333,366*
9.	Aggregate amount beneficially owned by each reporting person 3,333,366*
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.4%**
12.	Type of reporting person (see instructions) CO

*	See Item 4 of this Schedule.
**	Based on 31,956,439 Class A common shares, par value US$0.01 per share (“Class A common shares”), as reported outstanding as of September 30, 2014 in the Issuer’s Form 6K filed with the Securities and Exchange Commission on November 25, 2014.

13G

CUSIP No. 45174L108	Page 3 of 8 Pages

1.	Names of reporting persons GIC Special Investments Pte. Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) (None)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,333,366*
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,333,366*
9.	Aggregate amount beneficially owned by each reporting person 3,333,366*
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.4%**
12.	Type of reporting person (see instructions) CO

*	See Item 4 of this Schedule.
**	Based on 31,956,439 Class A common shares as reported outstanding as of September 30, 2014 in the Issuer’s Form 6K filed with the Securities and Exchange Commission on November 25, 2014.

13G

CUSIP No. 45174L108	Page 4 of 8 Pages

1.	Names of reporting persons GIC Private Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) (None)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,333,366*
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,333,366*
9.	Aggregate amount beneficially owned by each reporting person 3,333,366*
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.4%**
12.	Type of reporting person (see instructions) CO

*	See Item 4 of this Schedule.
**	Based on 31,956,439 Class A common shares as reported outstanding as of September 30, 2014 in the Issuer’s Form 6K filed with the Securities and Exchange Commission on November 25, 2014.

13G

CUSIP No. 45174L108	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer

iKang Healthcare Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022

People’s Republic of China

Item 2.

(a)	Name of Person Filing

(i)	Ora Investment Pte. Ltd.

(ii)	GIC Special Investments Pte. Ltd.

(iii)	GIC Private Limited

(each individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

(b)	Address of the Principal Office or, if none, residence

(i)-(iii)	168 Robinson Road #37-01

   Capital Tower

   Singapore 068912

(c)	Citizenship

(i)-(iii) Singapore

(d)	Title of Class of Securities

Class A common shares, par value US$0.01 per share, including in the form of American Depositary Shares (“ADS”) (each representing 1/2 of a Class A common share)

(e)	CUSIP Number

45174L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,333,366

As of December 31, 2014, Ora Investment Pte. Ltd. owned 3,333,366 Class A common shares. Ora Investment Pte. Ltd. shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is a fund manager and manages the reserves of the Government of Singapore.

(b)	Percent of class: 10.4%

The 3,333,366 Class A common shares owned by Ora Investment Pte. Ltd. constitute approximately 10.4% of the Class A common shares (including Class A common shares represented by ADSs).

The Class A common shares that may be deemed to be beneficially owned by each of Ora Investment Pte. Ltd., GIC Special Investments Pte. Ltd. and GIC Private Limited constitute approximately 10.4% of the Class A common shares (including Class A common shares represented by ADSs).

All percentage calculations in this Schedule are based on 31,956,439 Class A common shares as reported outstanding as of September 30, 2014 in the Issuer’s Form 6K filed with the Securities and Exchange Commission on November 25, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 3,333,366

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 3,333,366

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

13G

CUSIP No. 45174L108	Page 8 of 8 Pages

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 13, 2015.

ORA INVESTMENT PTE. LTD.

/s/ Ashok Samuel
Signature
Name:	Ashok Samuel
Title:	Director

GIC SPECIAL INVESTMENTS PTE. LTD.

/s/ Lim Chow Kiat
Signature
Name:	Lim Chow Kiat
Title:	Director

GIC PRIVATE LIMITED

/s/ Carol Tan
Signature
Name:	Carol Tan
Title:	Senior Vice President

/s/ Lim Eng Kok
Signature
Name:	Lim Eng Kok
Title:	Senior Vice President